FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Legrand Holding S.A.
(Translation of registrant’s name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press release dated February 8, 2005 announcing Legrand Holding S.A.’s results for the year ended 2004.

Consolidated Financial Statements of Legrand Holding S.A. (US GAAP), as of and for the period ended December 31, 2004

Limoges, February 8, 2005

2004 Results
Vigorous 8.8% like-for-like(1) rise in sales
Maintainable EBIT before goodwill and purchase accounting margin up 200 basis points

•	One of the strongest like-for-like(1) rises in sales for ten years thanks to numerous growth initiatives

•	Resumption of acquisition-driven growth with the announcement of two targeted acquisitions in the past three months

•	Vigorous improvement in EBIT and EBIT margin

•	Strong debt reduction

Gilles Schnepp, Vice Chairman and Chief Executive Officer comments: “An 8.8% like-for-like(1) rise in 2004 sales demonstrates Legrand's capacity to make the most of recovery and raise market share. Continuing reinforcement of marketing and sales teams and a steady flow of innovative new products are the foundations for the Group's good performances.

The announcements of the acquisitions of Van Geel in November 2004 and Zucchini in January 2005 mark the resumption of acquisition-led expansion. These targeted acquisitions increase Legrand’s global market share and broaden our product offering.

The responsiveness of our teams and their active commitment to programs raising profitability are reflected in the strong rises in EBIT before goodwill and purchase accounting and EBIT before goodwill and purchase accounting margin for 2004.

The good results for the year will enable Legrand to hold on a steady course in 2005, continuing new product launches and reinforcement of sales teams, and pursuing an active acquisitions policy.”

Consolidated data			FY 2003
(€ in millions, US GAAP)		FY 2004	adjusted (2)	FY 2003

Sales		2,926.3	2,761.8	2,761.8

Maintainable EBITDA (3)		629.6	567.4	441.6
	% sales	21.5%	20.5%	16.0%
EBITDA (3)		607.2	535.2	409.4

Maintainable EBIT before goodwill and purchase accounting (4)		478.5	397.9	272.1
	% sales	16.4%	14.4%	9.9%
EBIT before goodwill and purchase accounting (4)		456.1	365.7	239.9
	% sales	15.6%	13.2%	8.7%

EBIT		331.2	232.8	107.0
	% sales	11.3%	8.4%	3.9%

Net income		15.8	(79.8)	(160.0)

Net cash provided from operating activities		412.3	271.0	271.0
	% sales	14.1%	9.8%	9.8%

		12/31/2004	12/31/2003	% change 2004/2003

Net financial debt (5)		1,850.9	2,247.2	-17.6%

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Business and earnings

Sales: Legrand's sales for 2004 came to €2,926.3 million, showing an 8.8% rise at constant scope of consolidation and exchange rates. Sales growth on a reported basis was 6.0%, after a negative currency impact of 2.6% over the period.

Like-for-like(1) sales growth by geographical region broke down as follows :

2004 FY

France	+ 5.1%
Italy	+ 3.7%
Rest of Europe	+ 13.8%
USA/Canada	+ 12.8%
Rest of the World	+ 11.7%

Total	+ 8.8%

Sales growth in the Rest of Europe area hit an historic high of 13.8%, reflecting excellent performances in Eastern Europe and strong growth in Southern Europe.

Sales teams in the US and Canada put in a excellent performance to set growth at a ten-year high of 12.8%.

In the Rest of the World area, growth held high at 11.7%, with double-digit rises in all the regions covered – Asia, Latin America, and Africa/Middle East.

While the basis for year-on-year comparisons was less favorable in the fourth quarter, Legrand turned in its best performance for ten years in France, with sales up 5.1%. In Italy, the trend remained favorable with growth coming in at 3.7%.

Earnings : Legrand confirmed continued improvement in profitability, with EBIT before goodwill and purchase accounting rising 24.7% on 2004 to represent 15.6% of sales, 240 basis points more than in 2003. Maintainable EBIT before goodwill and purchase accounting rose 20.3% and represented 16.4% of sales, 200 basis points more than in 2003. All geographical regions contributed to the improvement.

Net financial debt stood at €1,850.9 million at the end of the year, showing a decline of €396 million from December 31, 2003. As a result of this highly favorable change, in December 2004 Legrand was able to refinance the senior credit line set up in 2002 on terms that reduce the annual interest charge by approximately €16 million. This marks a progressive return to more normal levels of debt and financing conditions.

Innovation and growth

In the course of 2004, Legrand brought out some 15 new products, including its residential automation offer, In One By Legrand, the first Wi-Fi wall outlet, and the new XL3 electrical cabinets for commercial buildings. With innovations like these, Legrand offers customers new standards of comfort and security as well as access to the latest technologies.

Legrand is also reinforcing sales and marketing resources where the number of employees increased by nearly 3% to more than 3,800 in 2004, showing a 20% rise from December 2000. Rises in sales and marketing headcount were particularly steep in countries offering high growth potential, among them Russia and Poland in Eastern Europe, Brazil, Costa Rica and Mexico in Latin America, and India and Thailand in Asia.

In terms of acquisitions, on November 29, 2004 Legrand announced the execution of an agreement for the purchase of Van Geel's businesses. Integration of this specialist in metal cable management systems will consolidate Legrand’s positions in the sector, particularly in the Netherlands. This was followed on January 24, 2005 by the announcement of an agreement enabling Legrand to take control of Zucchini and thus gain access to the market for prefabricated busbar systems. In addition to new know-how, Zucchini offers Legrand a leading place on the Italian segment of this market. These transactions, both subject to approval by competition authorities, mark Legrand's return to a strategy of targeted acquisitions to expand market positions and technological expertise.

__________________________________________________

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Definitions:

(1)	Like for like means at constant scope of consolidation and exchange rates. The table below represents the reconciliation of net sales by geographical region as reported and net sales by geographical region excluding the effect of changes in the scope of consolidation for 2003 and the reconciliation of net sales by geographical region as reported and net sales by geographical region at constant exchange rates for 2004 both used to calculate like for like variation of sales:

		Twelve months ended December 31,

Net sales by destination		Consolidated	France	Italy	Rest of Europe	US and Canada	RoW

		(€ in millions)
Net sales 2003 as reported		2,761.8	776.5	557.5	519.3	520.2	388.3
Impact of changes in the scope of consolidation		(1.1)	(0.4)	(0.2)	1.3	(0.1)	(1.7)

Net sales 2003 adjusted for changes in the scope of consolidation	(1)	2,760.7	776.1	557.3	520.6	520.1	386.6

Net sales 2004 as reported		2,926.3	815.5	577.8	591.4	533.6	408.0
Impact of variations in exchange rates		77.7	0.0	0.0	1.2	52.8	23.7

Net sales 2004 adjusted for variations in exchange rates	(2)	3,004.0	815.5	577.8	592.6	586.4	431.7

Like for like variation (2) vs (1)		8.8%	5.1%	3.7%	13.8%	12.8%	11.7%

(2)	These figures are based on our 2003 financial statements adjusted to exclude a non-recurring non-cash purchase accounting charge of €126 million arising in connection with the revaluation of inventories related to the acquisition of Legrand SA in 2002. We believe it is important to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Legrand and in order to facilitate comparison to current results.

(3)	Reconciliation of EBITDA and Maintainable EBITDA with Net income:

€ in millions	FY 2004	FY 2003 adjusted for purchase accounting	FY 2003

Net income	15.8	(79.8)	(160.0)
Less minority interests + equity in earnings of investees	(1.4)	(1.5)	(1.5)
Add income tax	40.5	23.7	(21.9)
Add loss on extinguishment of debt	50.7	0.0	0.0
Less exchange/translation results	(5.8)	(3.5)	(3.5)
Add changes in swap fair market value	19.5	58.6	58.6
Add interests expenses	211.9	235.3	235.3
EBIT	331.2	232.8	107.0
Add amortization and depreciation	276.0	302.4	302.4

EBITDA	607.2	535.2	409.4

Less profit and loss on assets disposal	(5.3)	3.7	3.7
Add one time restructuring expenses	27.7	28.5	28.5

Maintainable EBITDA	629.6	567.4	441.6

EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measure of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

Maintainable EBITDA: we have included Maintainable EBITDA as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

Reconciliation for 2004 and 2003 between net cash provided from operating activities and EBITDA :

€ in millions	FY 2004	FY 2003

Net cash provided from operating activities	412.3	271.0
Non operating expenses (income)	315.4	267.0
Changes in operating assets and liabilities	(59.1)	30.0
Other	(61.4)	(158.6)

EBITDA	607.2	409.4

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(4)	Reconciliation of EBIT before goodwill and purchase accounting and Maintainable EBIT before goodwill and purchase accounting with Net Income:

€ in millions	FY 2004	FY 2003 adjusted for purchase accounting	FY 2003

Net income	15.8	(79.8)	(160.0)
Less minority interests + equity in earnings of investees	(1.4)	(1.5)	(1.5)
Add income tax	40.5	23.7	(21.9)
Add loss on extinguishment of debt	50.7	0.0	0.0
Less exchange/translation results	(5.8)	(3.5)	(3.5)
Add changes in swap fair market value	19.5	58.6	58.6
Add interests expenses	211.9	235.3	235.3
EBIT	331.2	232.8	107.0
Add purchase accounting entries	124.9	132.9	132.9
Add amortization/impairment of goodwill	0.0	0.0	0.0

EBIT before goodwill and purchase accounting	456.1	365.7	239.9

Less profit and loss on assets disposal	(5.3)	3.7	3.7
Add one time restructuring expenses	27.7	28.5	28.5

Maintainable EBIT before goodwill and purchase accounting	478.5	397.9	272.1

EBIT before goodwill and purchase accounting means EBIT plus amortization/impairment of goodwill and amortization of intangible and tangible assets due to purchase accounting entries. EBIT before goodwill and purchase accounting is not a measure of performance under US GAAP and you should not consider EBIT before goodwill and purchase accounting as an alternative to (a) operating income (EBIT) or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBIT before goodwill and purchase accounting is a measure which assists in comparing performance on a consistent basis without regard to amortization/impairment of goodwill and purchase accounting entries. Moreover, this measure allows investors to compare Legrand’s current performance with Legrand SA’s, our Predecessor, performance on a comparable basis.

Maintainable EBIT before goodwill and purchase accounting: we have included Maintainable EBIT before goodwill and purchase accounting as a measure because we believe it provides a more accurate view of our recurring operating performance as it is adjusted to exclude non-recurring items. We believe this measure enhances comparability of our results of operations to those of other companies, to the historical results of Legrand SA, our predecessor, as well as the financial models and expectations of investors and security analysts.

(5)	Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities – cash and cash equivalents – marketable securities- short term restricted cash – long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including the related party subordinated shareholder PIK loan net financial debt amounted to €3,126.7 million as of December 31, 2004 and €3,463.8 million as of December 31, 2003.

Forward looking statements:

This announcement contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors are urged to read the registration statement of Legrand Holding filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission’s website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

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Back to Contents

LEGRAND HOLDING SA

CONSOLIDATED FINANCIAL STATEMENTS US GAAP

DECEMBER 31, 2004

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Consolidated statements of income US GAAP

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Jan 01, 2002 to Jul 31, 2002

	€ in millions
Net sales	2,926.3	2,761.8	219.0	0.0

Operating expenses
Cost of goods sold	(1,575.3)	(1,640.4)	(179.0)	0.0
Administrative and selling expenses	(758.9)	(733.5)	(64.0)	0.0
Research and development expenses	(251.0)	(258.5)	(113.0)	0.0
Other operating income (expenses)	(9.9)	(22.4)	(1.0)	0.0

Operating income (loss)	331.2	107.0	(138.0)	0.0

Interest income (expense)	(231.4)	(293.9)	(22.0)	0.0
Loss on extinguishment of debt	(50.7)	0.0	0.0	0.0
Other income (expenses)	5.8	3.5	1.0	0.0

Income (loss) before taxes, minority interests
and equity in earnings of investees	54.9	(183.4)	(159.0)	0.0

Income taxes	(40.5)	21.9	26.0	0.0

Net income (loss) before minority interests
and equity in earnings of investees	14.4	(161.5)	(133.0)	0.0

Minority interests	(1.2)	(0.9)	2.0	0.0
Equity in earnings of investees	2.6	2.4	2.0	0.0

Net income (loss)	15.8	(160.0)	(129.0)	0.0

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Consolidated balance sheets US GAAP

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

		€ in millions
ASSETS

Current assets
Cash and cash equivalents	68.3	67.9	559.0
Marketable securities	13.1	32.6	195.6
Restricted cash	27.0	37.0	22.5
Trade accounts receivable	495.7	509.9	598.2
Deferred income taxes	30.3	34.7	48.4
Other current assets	132.2	120.1	93.4
Inventories	422.0	385.5	530.7

Total current assets	1,188.6	1,187.7	2,047.8

Property, plant and equipment, net	816.0	914.9	1,024.8
Investments	18.4	21.8	26.3
Goodwill	1,331.1	1,343.5	1,354.0
Trademarks, net	1,526.3	1,591.1	1,642.4
Developed Technology, net	337.7	449.9	586.0
Mirror swaps	24.8	35.2	42.0
Swap associated with TSDI 3	0.9	1.3	2.0
Swaps associated with other borrowings	40.5	60.1	161.0
Restricted cash	0.0	90.5	127.5
Deferred income taxes	32.6	34.1	149.9
Other non-current assets	38.9	96.5	166.5

	4,167.2	4,638.9	5,282.4

Total assets	5,355.8	5,826.6	7,330.2

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	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term borrowings	203.6	103.2	723.0
Accounts and notes payable	311.3	252.7	268.4
Deferred income taxes	3.8	3.0	48.0
Other current liabilities	380.5	355.2	443.0

Total current liabilities	899.2	714.1	1,482.4

Swap fair value associated with TSDI 1&2	80.8	121.8	153.0

Deferred income taxes	687.5	744.2	893.9
Other non-current liabilities	229.3	229.3	207.1
Borrowings	1,686.8	2,263.1	2,607.0
Swap fair value associated with other borrowings	78.3	52.5	0.0
Subordinated securities	68.9	108.9	150.2
Payment-In-Kind loans (PIK)	1,275.8	1,216.6	0.0
Related party loan	0.0	0.0	1,159.0

Contingencies and commitments

Minority interests	7.5	6.2	51.8

Shareholders' equity
Capital stock	759.4	759.4	759.4
Accumulated deficits	(273.0)	(288.8)	(129.2)
Translation reserve	(144.7)	(100.7)	(4.4)

	341.7	369.9	625.8

Total liabilities and shareholders' equity	5,355.8	5,826.6	7,330.2

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Consolidated statements of cash flows US GAAP

	Statutory period from Jan 01, 2004 to Dec 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003	Period from Aug 01, 2002 to Dec 31, 2002	Statutory period from Jan 01, 2002 to Jul 31, 2002

	€ in millions
Net income (loss) attributable to Legrand Holding	15.8	(160.0)	(129.0)	0.0
Reconciliation of net income to net cash provided from
(used in) operating activities :
- depreciation of tangible assets	141.5	155.8	13.0	0.0
- amortization of intangible assets	133.9	146.5	108.0	0.0
- allowance for tangible and intangible assets	0.6			0.0
- loss on extinguishment of debt	50.7			0.0
- changes in long-term deferred taxes	(30.5)	(63.4)	(2.0)	0.0
- changes in other long-term assets and liabilities	2.5	4.6	(2.0)	0.0
- minority interests	1.2	0.9	(3.0)	0.0
- equity in earnings of investees	(2.6)	(2.4)	(2.0)	0.0
- other items having impacted the cash	45.4	220.8	63.0	0.0
(Gains) losses on fixed asset disposals	(5.6)	(1.2)	14.0	0.0
(Gains) losses on sales of securities	0.3	(0.6)	0.0	0.0
Changes in operating assets and liabilities, net of effect
of investments in consolidated entities :
- inventories	(40.8)	(1.9)	54.0	0.0
- accounts receivable	9.8	61.1	17.0	0.0
- accounts and notes payable	60.9	(7.5)	(77.0)	0.0
- other operating assets and liabilities	29.2	(81.7)	(137.0)	0.0

Net cash (used in) provided from operating activities	412.3	271.0	(83.0)	0.0

Net proceeds from sales of fixed assets	45.4	16.8	170.0	0.0
Capital expenditures	(95.7)	(112.6)	(16.0)	0.0
Proceeds from sales of marketable securities	138.4	312.3	213.0	0.0
Investments in marketable securities	(18.5)	(29.0)	(202.0)	0.0
Investments in consolidated entities	0.0	(72.8)	(3,067.0)	0.0
Investments in non-consolidated entities	(0.1)	(0.2)	0.0	0.0

Net cash (used in) provided from investing activities	69.5	114.5	(2,902.0)	0.0

Related to shareholders' equity :
- capital increase	0.0	0.0	760.0	0.0
- dividends paid by Legrand Holding's subsidiaries	(0.8)	(1.1)	(2.0)	0.0
Other financing activities :
- reduction of subordinated securities	(39.9)	(41.0)	(4.0)	0.0
- new borrowings	929.7	579.1	3,063.0	0.0
- repayment of borrowings	(1,324.1)	(820.3)	(273.0)	0.0
- debt issuance cost	(6.3)	(7.5)	0.0	0.0
- increase (reduction) of commercial paper	0.0	(508.0)	(30.0)	0.0
- increase (reduction) of bank overdrafts	(40.2)	(87.2)	23.0	0.0

Net cash (used in) provided from financing activities	(481.6)	(886.0)	3,537.0	0.0

Net effect of currency translation on cash	(0.2)	(9.4)	7.0	0.0
Increase (reduction) of cash and cash equivalents	0.4	(491.1)	559.0	0.0
Cash and cash equivalents at the beginning of the period	67.9	559.0	0.0	0.0

Cash and cash equivalents at the end of the period	68.3	67.9	559.0	0.0

Interest paid during the period	182.9	202.2	0.0	0.0
Income taxes paid during the period	45.5	79.5	0.0	0.0

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Consolidated statements of shareholder’s equity US GAAP

	Capital			Total
	stock, at	Retained	Translation	shareholders'
	par value	earnings	reserve	equity

	€ in millions
As of July 31, 2002	0.0	0.0	0.0	0.0

Net income for the period		(129.2)		(129.2)
Capital increase	759.4			759.4
Changes in translation reserve			(4.4)	(4.4)

As of December 31, 2002	759.4	(129.2)	(4.4)	625.8

Net income for the period		(160.0)		(160.0)
Capital increase				0.0
Changes in translation reserve		0.4	(96.3)	(95.9)

As of December 31, 2003	759.4	(288.8)	(100.7)	369.9

Net income for the period		15.8		15.8
Capital increase				0.0
Changes in translation reserve			(44.0)	(44.0)

As of December 31, 2004	759.4	(273.0)	(144.7)	341.7

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legrand Holding S.A. Date: February 8, 2005

By:	//s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer